Exhibit 99.1

Grab to make strategic investment in remote driving technology company, Vay

●Vay offers an affordable on-demand car rental service enabled by remote driving technology.
●This investment enables Vay to scale and expand its operations in the U.S., while enhancing Grab’s mobility offerings and accelerating its autonomous and remote driving expertise in the long term.
●Initial investment of $60 million, followed by potential investment of $350 million, subject to Vay and Grab reaching agreed financial and operational milestones within the first year post-Closing.

Singapore and Las Vegas, November 10, 2025 – Grab Holdings Limited (“Grab”) announced that it had signed definitive agreements to invest in Vay Technology GmbH (“Vay”), a leading provider of automotive-grade remote driving technology, for $60 million in cash. The investment is subject to regulatory approval and other customary closing conditions and is expected to close in the fourth quarter of 2025 (“Closing”). Upon Closing, Grab will hold a minority equity interest in Vay.
Anthony Tan, Chief Executive Officer and Co-founder of Grab, said, “We believe the future of mobility in Southeast Asia will be a hybrid model that relies on the expertise of our driver-partners alongside autonomous vehicles and remote driving services. This initial investment will help accelerate Vay’s remote driving technology development and create valuable technical and operational synergies for Grab’s long-term mobility strategy. It will also support Vay’s expansion in the U.S., where they serve a growing segment of consumers who prefer not to be car owners and are looking for more flexible, affordable, mobility options.”
Thomas von der Ohe, Chief Executive Officer and Co-Founder of Vay, said, “As we plan to deploy tens of thousands of shared, electric, driverless vehicles over the coming years, we couldn't be more excited to have one of the best operators in the world join us on this journey. Mr. Tan and I share the same vision of reducing private car ownership with on-demand, shared vehicle services, which makes Grab an ideal partner.”
Through the Vay mobile app, customers request an electric vehicle to be remotely delivered to their location. When it arrives, the remote driver disconnects from the vehicle and the user takes over, driving it like a regular car. At the end of the trip, they exit the vehicle, and a remote driver resumes control, eliminating the time-consuming search for parking. This differentiated on-demand car rental service is especially suited for those completing point-to-point and multi-leg journeys, and is highly affordable for customers. As Vay’s customers drive themselves, remote drivers only operate vehicles at the beginning and end of each rental. This model allows each remote driver to support more customer trips per hour and achieve significantly lower service costs compared to traditional ride-hailing services. Combined with Vay’s fully camera-based, hardware-light system, it creates a cost-efficient model for on-demand mobility.

With operations across eight Southeast Asian countries in over 800 cities, Grab has a proven track record of commercializing large-scale on-demand mobility businesses. Grab will leverage its marketing, product development, fleet management, and go-to-market expertise to support Vay’s growth in the U.S., while exploring how Vay’s service model can complement Grab’s suite of mobility services in Southeast Asia. In addition, this investment supports Grab’s autonomous mobility strategy. For example, the driving data that Vay collects through its fleet could accelerate the training of AI models that improve autonomous vehicles’ perception of the real world. Grab’s announcement today follows recent investments in autonomous driving players, including WeRide and May Mobility.
Patrick Pichette, investor and former CFO of Google: “I have backed Vay for years, and I am even more excited to see what its proven technology and product can achieve now that it is paired with Grab’s operational excellence. Vay’s focus on the driverless rental car space, a complement to robotaxis, offers its own unique massive market opportunity, and a long-term opportunity to replace private car ownership.”
Vay launched its remote-driven commercial fleet in Las Vegas in 2024. Built to enable human-machine collaboration, Vay’s technology is designed to navigate complex, high-density environments, such as the Las Vegas Strip, one of the areas where Vay currently operates. The company has been on track to expand its fleet throughout 2025 and has completed tens of thousands of trips in Las Vegas. Its automotive-grade remote driving technology prioritizes high safety standards and low-latency connectivity and has been certified by German vehicle safety and motor transport authorities to rigorous automotive standards. Vay intends to add autonomous driving functionalities into its system based on its high-quality remote driving data. Its team consists of experts from autonomous and automotive industry companies, and its investors include Kinnevik, Coatue, Atomico, General Catalyst, and Eurazeo.
Investment Terms
In Grab’s initial investment of $60 million, Vay will issue to Grab new shares and zero-strike warrants that will become exercisable subject to, among other things, achievement of certain milestones over the three-year period after Closing.

In addition, subject to financial and operating milestones, regulatory approvals and other conditions, Grab will increase its equity interest in Vay with an additional $350 million within the first year after Closing. The financial and operating milestones include consumer revenue, U.S. cities covered, technology and safety standards, and obtaining regulatory approvals (where applicable) for operating in additional U.S. cities. This potential additional purchase will consist of acquisition of new shares as well as shares from existing shareholders. If the milestones are not achieved within the initial one-year period after Closing, Grab has the option, but not the obligation, to purchase the additional equity interest.

Three years after Closing, if Grab has completed the purchase of the additional equity interest and all the warrants have become exercisable in accordance with its terms, Grab will potentially own a majority equity interest in Vay on a fully-diluted basis (assuming there has been no share capital change in Vay).

– ENDS –
For inquiries, please contact:

Media
press@grab.com
press@vay.io

Investors
investor.relations@grab.com

About Grab

Grab is a leading superapp in Southeast Asia, operating across the deliveries, mobility and digital financial services sectors. Serving over 800 cities in eight Southeast Asian countries – Cambodia, Indonesia, Malaysia, Myanmar, the Philippines, Singapore, Thailand and Vietnam – Grab enables millions of people everyday to order food or groceries, send packages, hail a ride or taxi, pay for online purchases or access services such as lending and insurance, all through a single app. We operate supermarkets in Malaysia under Jaya Grocer and Everrise, which enables us to bring the convenience of on-demand grocery delivery to more consumers in the country. As part of our financial services offerings, we also provide digital banking services through GXS Bank in Singapore and GXBank in Malaysia. Grab was founded in 2012 with the mission to drive Southeast Asia forward by creating economic empowerment for everyone. Grab strives to serve a triple bottom line – we aim to simultaneously deliver financial performance for our shareholders and have a positive social impact, which includes economic empowerment for millions of people in the region, while mitigating our environmental footprint.
We use our website as a means of disclosing material information about our company. Such disclosures will be included on our website in the “Investor Relations'' section or at investors.grab.com. Accordingly, investors should monitor such sections of our website, in addition to following our press releases, SEC filings and public conference calls and webcasts. Information contained on, or that can be accessed through, our website does not constitute a part of this document and is not incorporated by reference herein.

About Vay
Vay develops automotive-grade technology for remote driving to enable new types of mobility services. Through the Vay app, users can request an electric vehicle to be remotely delivered to their location. After the car has arrived, the user takes over and drives it like a regular car. At the end of the trip, the user exits the car, and a remote driver takes over, eliminating the time-consuming search for parking. This creates the most affordable door-to-door mobility service at about half the price of ride-hailing services. Since its launch, users have taken tens of thousands of rides and can hail a Vay car at a wide variety of locations throughout Las Vegas, including the busiest hotels on the Strip. Vay intends to add autonomous driving functionalities into its system based on its high-quality remote driving data. Vay has recently expanded its offering to include

B2B services, enabling remote driving for private cars, trucks, vans, and autonomous vehicles, among others.
Founded in Berlin in 2018 by Thomas von der Ohe, Fabrizio Scelsi, and Bogdan Djukic, the team of over 150 people combines the best of two worlds - software from Silicon Valley and automotive engineering from Europe. Vay has raised over $200 million in funding from global investors, including Kinnevik, Coatue, Eurazeo, Atomico, General Catalyst, and Creandum, as well as business angels such as F1 World Champion and entrepreneur Nico Rosberg, former Google CFO Patrick Pichette, former Audi CTO Peter Mertens, and Spotify’s CTO & CPO Gustav Söderström.

Forward-Looking Statements

This document contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact contained in this document, including but not limited to, statements about Grab’s goals, targets, projections, outlooks, beliefs, expectations, strategy, plans, objectives of management for future operations of Grab, growth opportunities and for the proposed transaction, including statements regarding the benefits of the transaction, the anticipated timing of the transaction and the products and markets of each company, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “anticipate,” “expect,” “suggest,” “plan,” “believe,” “intend,” “estimate,” “target,” “project,” “should,” “could,” “would,” “may,” “will,” “forecast,” “opportunity” or other similar expressions. Forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of Grab, which involve inherent risks and uncertainties, and therefore should not be relied upon as being necessarily indicative of future results. A number of factors, including macro-economic, industry, business, regulatory and other risks, could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to: (i) the risk that the initial investment may not be completed in a timely manner or at all, which may adversely affect Vay’s business; (ii) the risk that the parties may fail to satisfy the conditions required for the Closing, including the receipt of any necessary regulatory approvals; (iii) the risk that, even if Grab has made the initial investment, it may not exercise its option to acquire a majority equity interest in Vay due to market conditions, Vay’s performance, or other factors; (iv) the risk that Grab’s initial investment may not provide Vay with the expected benefits in terms of resources, strategy, or technological collaboration; (v) the effect of the announcement or pendency of the investment and of the potential acquisition of a majority equity interest on Vay’s business relationships, operating results, and business generally, including risks of employee retention; (vi) risks related to diverting the attention of Vay’s management from Vay’s core ongoing business operations during the three-year period post-Closing; (vii) the risk that future regulatory approvals or conditions required for Grab to exercise its option and acquire a majority equity interest in Vay may not be obtained or satisfied; (viii) the ability of Grab to effectively integrate Vay’s operations, products, and technology, should Grab later acquires a majority equity interest;

and (ix) the ability of Grab and Vay to successfully implement their plans, forecasts, and other expectations for collaboration and growth during the initial investment period and beyond.
In addition to the foregoing factors, you should also carefully consider the other risks and uncertainties described under “Item 3. Key Information – D. Risk Factors” and in other sections of Grab’s annual report on Form 20-F for the year ended December 31, 2024, as well as in other documents filed by Grab from time to time with the U.S. Securities and Exchange Commission (the “SEC”).
Forward-looking statements speak only as of the date they are made. Grab does not undertake any obligation to update any forward-looking statement, whether as a result of new information, future developments, or otherwise, except as required under applicable law.